Taoping 淘屏

TAOPING INC.

(NASDAQ: TAOP)

让 天 下 没 有 难 做 的 推 广

Make Advertising and Branding
Affordable and Effective for Everyone

Investors Presentation
November 2018

Safe Harbor Statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as "will," "expect," "believe," "anticipate" or similar expressions, which are intended to identify forward-looking statements that involve risks and uncertainties. Although the management believes these forward-looking statements to be reliable, you are cautioned that any such forward-looking statements are not guarantees of future performance and may prove to be incorrect or differ materially from actual future results. Factors that could potentially affect these future results can be found in the discussion and information contained in the Company's regular filings with the United States Securities and Exchange Commission (http://www.sec.gov). The Company is not obligated to change or update such information, unless required by securities laws.



TAOPING INC.

Formerly known as China Information Technology, Inc. (NASDAQ: CNIT).

Taoping, Inc. (Nasdaq: TAOP) is a leading provider of internet-based ad distribution and display terminal sharing systems and online retail platform.

INVESTMENT HIGHTLIGHTS



Innovative “Smart IoT Terminal – Taoping Net/App – Taoping e-Store” Eco-system



Growing Market and Demand



Broad Coverage and Fast Revenue Growth

“Our Technology Makes Advertising and Branding Affordable and Effective for Everyone.”

CAPITAL STRUCTURE


18 Month
Volume
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TAOPING, INC.
(NASDAQ: TAOP)

(as of 10/31/2018)

52 Week Range	$1.10 - 5.20
Shares Outstanding	40,760,000
Market Cap	46.06 M
Stock Price	$1.13

Note: The Company's fiscal year end is December 31st

Q2 2018 FINANCIAL HIGHLIGHTS

- Revenue was $11.4 million, an increase of 98.3%, compared to $5.7 million for the same period last year.
- Gross profit as a percentage of revenue was 46.3% for the first six months of 2018, increased from 42.5% for the same period last year.
- Net income attributable to the Company was $2.0 million, compared to $35,000 for the same period last year.
- Excluding non-cash items, adjusted net income was $4.2 million, compared to $1.9 million for the same period last year.

TAOP BUSINESS OVERVIEW


Cloud-based Platform
•TAOP's proprietary technology
Application & Distribution Channel
•TAOP's proprietary NOS system and Applications
Terminal
•TAOP's proprietary design of smart high-definition digital display terminal
E-store
•TAOP's online retail platform

Provides a one stop solution for digital display terminal sharing, new media resource exchange, and e-commerce transactions.

MARKET OPPORTUNITIES

Internet-of-Things is Reinventing The Out-of-Home Advertising Market.



Over **200 million** people riding elevators every day in China.


A1

More than **81%** of the China Fortune 100 customers have chosen elevator advertising.



The Out-of-Home advertising market of China reached $25.5 billion in 2017, representing a YoY growth of over 20%. ***(Data Source: China Industry Info Net)***

MARKET STRATEGY

1 Build up Central Network, Sharing National Resources

We are positioning Beijing, Shanghai, Guangzhou, and Shenzhen as anchors to support interconnection of 30 provincial second tier cities.

2 Continue Expanding Ad Display Terminal Network

- Accomplished market coverage includes 70 prefecture cities in 26 provinces.


Covered
Next Target
Anchor Cities

BUSINESS MODEL

Nationwide IoT Network of
Cloud-based Display Terminal


Publish Ads
Select Distribution
Advertiser
List Terminals
Manage Sites
Display Terminal Owner
18.5" 21.5" 32"
Consumer

TAOPING NEW-MEDIA ECO-SYSTEM



Android & iOS

- **Smart IoT Terminal,** high resolution display, TAOP proprietary operating system, facial recognition.
- **Taoping Net,** an IoT network of cloud-based ad terminals, advertising-resources sharing and trading service platform. www.taoping.cn
- **Taoping App,** enables customers to distribute and manage ads from mobile terminals, effectively satisfies the need to distribute fragmented ads.
- **Taoping e-Store,** enables interaction between advertiser and consumers, shifts advertising to consumption.
- **Taoping Alliance** – Nationwide members and distribution network

Taoping Net integrates nationwide high-quality screen	Using **Taoping App,** anyone can buy and distribute real-time ads to designated terminals	Taoping e-Store shifts advertising to consumption

TAOPING APP


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当前范围:500m


10:47
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广东省深圳市福田区
713m
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172
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TAOPING E-Store

TAOP Exclusive Sale


淘屏官方特卖
限时促销
45元
16元
19元
26元


淘屏特卖
酒水饮料
198元
396元
150元
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598元
258元

TAOP Special Coupons


淘屏活动
SHOWYOU
100


淘屏活动
38

REVENUE GENERATION MODEL

01 Smart IoT Terminals

- Market and sell smart terminal hardware.



02 Cloud-based Platform Operation Services

- Charge smart terminal owners monthly subscription fees for advertisement distribution services.

03 E-Commerce

- Earn commission from advertising time slot programmed trading transactions.
- Earn commission from online retail trading transactions through online advertisement broadcasting and promotions.

04 Big Data Services (Near Future)

- With accumulation of information collected from smart terminals, provide big data analysis and application services to commercial users.

CUSTOMERS



Within the past 12 months, 150+ leading brands have chosen TAOP. For example, Audi, Toyota, Porsche, Volkswagen, Ju'an Home, 58 City, Anjuke, China Unicom, Citic Insurance, Taiping Life, Industrial Bank China, Everbright Bank, Oriental Fortune, etc.



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DEVELOPMENT PLAN (by the end of 2020)


Taoping
Eco-System

Cities of Taoping Alliance:

300

Terminals nationwide:

300,000

Business users (Taoping App / Taoping e-Store):

100,000

Taoping e-Store retail users:

20 million

Cloud-based IoT network coverage:

200 million population

THE MANAGEMENT TEAM



Jianghuai LIN
Chairman and CEO



Zhiqiang ZHAO
President, Director



Zhixiong HUANG
COO



Guangzeng CHEN
CTO



Iris YAN
Asst. CFO

INVESTMENT HIGHLIGHTS

- TAOP has strong revenue streams sustained by growing digital advertising and online retail market in China.
- Taoping ecosystem enables real-time digital ad delivery and effectively shifts advertising to consumption.
- Since its establishment in May 2017, the members of Taoping Alliance have increased to **70**, with the coverage of over **26** provinces out of 34 provincial level administrative units.
- By the end of 2020, Taoping Alliance expects to cover **300** cities with **300,000** terminals nationwide. Business users of Taoping App and Taoping e-Store expected to reach **100,000**, retail users of Taoping e-Store expected to reach **20 million.**
- Experienced and committed management.

TAOPING INC.
(NASDAQ: TAOP)

THANKS

TAOPING | 要 推 广　上 淘 屏

Contact: Iris Yan
Tel: 86-755-83704767
Email: irisyan@taoping.cn
http://www.taop.com